Item 77D - 	Deutsche CROCI(r) International VIP (a
series of Deutsche Variable Series I) (the
Fund")
Effective April 10, 2017, the Fund's principal investment strategy was amended to include the following:



Derivatives. Portfolio management generally may use futures contracts, which are a type of derivative (a contract whose value is based on, for example, indices, currencies or securities) as a substitute for direct investment in a particular asset class or to keep cash on hand to meet shareholder redemptions. In addition, from time to time portfolio management may use forward currency contracts to hedge the fund's exposure to changes in foreign currency exchange rates on its foreign currency denominated portfolio holdings or to facilitate transactions in foreign currency denominated securities. Portfolio management generally may use structured notes to gain exposure to certain foreign markets that may not permit direct investment.
The fund may also use other types of
derivatives (i) for hedging purposes; (ii) for risk management; (iii) for non-hedging purposes to seek to enhance potential gains; or (iv) as a substitute for direct investment in a particular asset class or to keep cash on hand to meet shareholder redemptions.
The Fund's prospectus was supplemented on May 26, 2017 to reflect that financial stocks are no longer excluded from CROCI(r) coverage and that the Fund does not currently employ a currency hedging strategy. Accordingly, the Fund's prospectus was modified as follows:
Management process. Portfolio management will select approximately 50 stocks of companies that it believes offer economic value utilizing the Cash Return on Capital Invested
(CROCI (r)) strategy as the primary factor, in addition to other factors. Under the CROCI(r) strategy, economic value is measured using various metrics such as the CROCI(r) Economic
Price Earnings Ratio (CROCI(r) Economic P/E
Ratio). The CROCI(r) Economic P/E Ratio is a proprietary measure of company valuation using the same relationship between valuation and return as an accounting P/E ratio (i.e., price/book value divided by return on equity).
The CROCI(r) Economic P/E Ratio and other
CROCI(r) metrics may be adjusted from time to time. The CROCI(r) strategy may apply other measures of company valuation, as determined by the CROCI (r) Investment Strategy and
Valuation Group. Portfolio management may use criteria other than the CROCI (r) strategy in selecting investments. At times, the number of stocks held in the fund may be higher or lower than 50 stocks at the discretion of portfolio management or as a result of corporate actions, mergers or other events. Portfolio management will select stocks primarily from a universe consisting of approximately 330 of the largest companies in developed markets outside North
America represented in the CROCI(r) Investment
Strategy and Valuation Group's database of companies evaluated using the CROCI(r) strategy.
The fund is reviewed periodically and adjusted in accordance with the CROCI (r) strategy's rules, and the regional weighting in the fund is targeted to match the fund's benchmark. The region-neutral approach attempts to reduce the risk of significant regional over or underweights in the fund relative to the broader international equity market. The CROCI(r) strategy does not form opinions about relative attractiveness of different regions and targets region neutrality in order to seek to reduce currency risks relative to the fund's benchmark, as well keeping the focus of the strategy on stock selection, rather than regional allocation. During the selection process, certain portfolio selection buffers are applied in an attempt to reduce portfolio turnover. Portfolio management will take additional measures to attempt to reduce portfolio turnover, market impact and transaction costs in connection with implementation of the strategy, by applying liquidity and trading controls and managing the portfolio with tax efficiency in mind.
The CROCI (r) strategy is supplied by the CROCI (r)
Investment Strategy and Valuation Group, a unit of the Deutsche Bank Group, through a licensing arrangement with the fund's Advisor.
CROCI(r) Investment Process. The CROCI(r)
Investment Process is based on the belief that the data used in traditional valuations (i.e.
accounting data) does not accurately appraise assets, reflect all liabilities or represent the real value of a company. This is because the accounting rules are not always designed specifically for investors and often utilize widely differing standards which can make measuring the real asset value of companies difficult. The CROCI (r) Investment Process seeks to generate data that will enable valuation comparisons on a consistent basis, resulting in what portfolio management believes is an effective and efficient sector and stock selection process targeting investment in real value.